SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934
    For the fiscal year ended December 31, 2003.


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the transition period from                   to                  .


                        Commission File Number 0-25236

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           MICREL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                             MICREL, INCORPORATED
                              2180 Fortune Drive
                              San Jose, CA 95131

                              REQUIRED INFORMATION

1. Financial Statements and Schedule

   The following documents are filed as part of this report on the pages indicated:

                                                                       Page No.
                                                                       --------
   Independent Auditors' Report                                             3

   Statements of Net Assets Available for Benefits                          4

   Statement of Changes in Net Assets Available for Benefits                5

   Notes to Financial Statements                                            6

   Supplemental Schedule
     Schedule H, Part IV Item 4i - Schedule of Assets
     (Held At End of Year)                                                 12

2. Exhibits

   Exhibit 23 - Independent Auditors' Consent                              13


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            MICREL, INC. 401(k) PLAN

Date:   June 29, 2004                 By:   /s/ Richard D. Crowley Jr.
                                            --------------------------
                                            Richard D. Crowley Jr.
                                            Vice President, Finance and
                                            Chief Financial Officer

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Administrative Committee
Micrel, Inc. 401(k) Plan
San Jose, California

We have audited the accompanying statements of net assets available for benefits of Micrel, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we Plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Micrel, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        ARMANINO McKENNA  LLP
                                        San Ramon, California
                                        June 25, 2004

                                     MICREL, INC. 401(k) PLAN
                Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002
                           __________________________


                                     ASSETS
                                     ------
                                                       2003           2002
                                                   ------------   ------------
Cash                                               $    112,173   $    146,662

Investments at fair value
   Registered investment companies                   23,507,469     19,930,209
   Common stocks                                             -         729,033
Employer common stock                                   452,007        176,834
                                                   ------------   ------------
   Total investments at fair value                   23,959,476     20,836,076
                                                   ------------   ------------

Investments at contract value
   Guaranteed investment contract                     2,952,361            -
                                                   ------------   ------------

    Total investments                                26,911,837     20,836,076
                                                   ------------   ------------


Participant loans                                       837,555        798,641

Employee contribution receivable                             -             477
                                                   ------------   ------------

Net assets available for benefits                  $ 27,861,565   $ 21,781,856
                                                   ============   ============


The accompanying notes are an integral part of these financial statements.


                                     MICREL, INC. 401(k) PLAN
           Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2003
                           __________________________

Additions to net assets
   Contributions
      Participant contributions                                  $  2,971,995
      Rollovers                                                       160,111
                                                                 ------------
        Total contributions                                         3,132,106
   Interest and dividends                                              75,199
   Net appreciation in fair value of investments                    4,845,104
                                                                 ------------
        Total additions                                             8,052,409
                                                                 ------------

Deductions from net assets
   Benefits paid to participants                                    1,891,199
   Investment and administrative fees                                  81,501
                                                                 ------------
        Total deductions                                            1,972,700
                                                                 ------------

Net increase in net assets                                          6,079,709

Net assets available for benefits at December 31, 2002             21,781,856
                                                                 ------------

Net assets available for benefits at December 31, 2003           $ 27,861,565
                                                                 ============


The accompanying notes are an integral part of these financial statements.

                            MICREL, INC. 401(k) Plan
                         Notes to Financial Statements
                           December 31, 2003 and 2002
                           _________________________


1.   Description of the Plan
----------------------------
   The following description of the Micrel, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General
   -------
   The Plan, a defined contribution plan sponsored by Micrel, Inc. (the "Company" or "Employer"), intended to qualify under Section 401(a) and related provisions of the Internal Revenue Code, was established effective January 1, 1980. The Plan is designed to provide participants with a means to defer a portion of their compensation for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   During the year ended December 31, 2003, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") and the provisions of certain other acts collectively referred to as "GUST". Participants should refer to the Plan documents for further details on the amendments.

   Plan administration
   -------------------
   The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA. The Company has delegated certain responsibilities for the operation and administration of the Plan. Custodianship of the assets and investment transactions were provided by Security Trust Company, N.A. ("Security Trust") and Charles Schwab & Company, Inc.
   ("Charles Schwab") during 2003. Recordkeeping services are provided by Invesmart.

   Effective January 2002, the Plan replaced Charles Schwab & Company, Inc.
   with Security Trust as custodian of the Plan's investments.   All
   participant-directed investments were converted to cash on December 27, 2001, to facilitate the transfer of funds to Security Trust on January 2, 2002. In March 2002, the nonparticipant-directed funds were also transferred from Charles Schwab to Security Trust. Effective November 2003, the Plan replaced Security Trust with Charles Schwab as custodian of the Plan's investments. As a result of the change in custodian, the Plan changed the investment funds that participants can choose from. All participant-directed and non-participant directed investments were transferred from Security Trust to Charles Schwab on November 20, 2003.
   The Company sold all non-employer common stock and moved the assets into pooled mutual funds. Certain administrative fees of the plan, including audit fees, were paid directly by the Company for the year ended
   December 31, 2003.

                            MICREL, INC. 401(k) Plan
                         Notes to Financial Statements
                           December 31, 2003 and 2002
                           _________________________


1.   Description of the Plan (continued)
----------------------------------------
   Eligibility
   -----------
   All non-excluded employees as defined by the Plan become eligible to participate in the Plan on the first day of the month following their employment commencement date. Participants of the Plan who have more than six months of service as defined are eligible to receive discretionary contributions from the Company based on the provisions of the plan. Participants should refer to the plan document for the Plan's eligibility provisions.

   Contributions
   -------------
   Annually, participants may elect to make salary deferral contributions up to 100% of their pretax eligible compensation, as defined in the Plan, subject to certain IRS limitations. A participant may also contribute cash to the Plan in the form of a "rollover contribution" from another qualified employer-sponsored retirement plan. Employer contributions may be contributed at the discretion of the Company's board of directors and are invested in a portfolio of investments as directed by the Company. The

   Company did not make a contribution to the Plan for the year ended December 31, 2003.

   Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers money market funds, registered investment companies (i.e., mutual funds), and employer common stock as investment options for participants. The non-employer common stocks held by the Plan were not investment alternatives for participants.

   Participant accounts
   --------------------
   Each participant's account is credited with the participant's contribution and earnings thereon and an allocation of (a) the Company's contribution and earnings thereon, and charged with an allocation of administrative expenses, and (b) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Vesting
   -------
   Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company discretionary contributions portion of their accounts plus actual earnings thereon is based on years of continuous service as defined by the Plan. A participant is 100% vested after 6 years of credited service.

                            MICREL, INC. 401(k) Plan
                         Notes to Financial Statements
                           December 31, 2003 and 2002
                           _________________________

1.   Description of the Plan (continued)
----------------------------------------
   Payment of benefits
   -------------------
   Distributions and withdrawals are payable upon termination, financial hardship, disability, death, or retirement. The participant (or his/her beneficiary), may elect to receive either a lump-sum amount equal to the vested value of his or her account, or installments over a period of years not to exceed the life expectancy of the participant.

   Participant loans
   -----------------
   Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining balance in the participant's account and bear interest at rates that range from 6.0% to 11.5%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

   Forfeitures
   -----------
   Forfeitures shall be allocated to all participants eligible to share in the allocations in the same proportion that each participant's compensation for the year bears to the compensation of all participants for such year. These accounts will be used to reduce future employer contributions and administrative expenses. At December 31, 2003, there was $240,913 in forfeited nonvested accounts.

2.   Summary of Significant Accounting Policies
-----------------------------------------------
   Basis of accounting
   -------------------
   The financial statements of the Plan are prepared under the accrual basis of accounting.


   Payment of benefits
   -------------------
   Benefits are recorded when paid.

   Investment valuation and income recognition
   -------------------------------------------
   The Plan's investments are stated at fair value. Shares of registered investment companies (i.e., mutual funds) are valued at quoted market prices as reported by the Custodian, which represent the net asset value of shares held by the Plan at year-end. Common stocks are valued at quoted market prices as reported by the Custodian. Participant loans are valued at cost which approximates fair value. The guaranteed investment contract is reported at contract value, which approximates fair value, as reported to the Plan by MetLife (see Note 3).

                            MICREL, INC. 401(k) Plan
                         Notes to Financial Statements
                           December 31, 2003 and 2002
                           _________________________


2.   Summary of Significant Accounting Policies (continued)
-----------------------------------------------------------
   Investment valuation and income recognition (continued)
   -------------------------------------------------------
   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Investment valuation and return is subject to fluctuations in the market performance of the underlying investment alternatives provided by the Plan. Accordingly, investment returns may vary from period to period depending on the performance of the underlying investments and these variations could be significant. Investment fees, which may vary according to the individual funds selected, are paid out of the assets of the Plan. Participants should refer to the prospectus of the individual investment funds for further details on individual investment fees.

   Estimates
   ---------
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

   Reclassifications
   -----------------
   Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.   Guaranteed Investment Contract

   The Plan invests in a fully benefit-responsive guaranteed investment contract with MetLife. The investment contract is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract is included in the financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses and approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

   There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.35% for the year ended December 31, 2003, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but may not be less than 0% percent. Such interest rates are reviewed and reset, as applicable, on a quarterly basis.

                            MICREL, INC. 401(k) Plan
                         Notes to Financial Statements
                           December 31, 2003 and 2002
                           _________________________



4.   Investments
----------------
   The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

                                                       2003           2002
                                                   ------------   ------------
      MetLife Stable Value Fund                         N/A       $  2,933,702
      MetLife GIC                                  $  2,952,361        N/A
      Strong Government Sector Fund                     N/A       $  2,247,287
      Schwab Institutional Advantage Money
       Market Fund                                      N/A       $  2,174,044
      Dreyfus S&P 500 Index Fund                   $  2,574,414   $  1,889,373
      Gabelli Value Fund                           $  2,559,962   $  1,883,840
      Weitz Partners Value Fund                    $  2,029,245   $  1,541,437
      Selected American Fund                       $  1,764,413   $  1,179,812
      Artisian Midcap Fund                         $  1,458,132        N/A
      Columbia Intermediate Bond Fund              $  2,130,464        N/A
      American Funds Growth Funds of America Fund  $  1,414,930        N/A
      Managers Special Equity Fund                 $  1,601,323        N/A
      Gabelli Growth Fund                               N/A       $  1,095,193

   During 2003, the Plan's investments appreciated in value by $4,845,104 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

      Registered investment companies                $  4,489,200
      Non-employer common stock                           183,975
      Employer common stock                               171,929
                                                     ------------
                                                     $  4,845,104
                                                     ============

5.   Nonparticipant-Directed Investments
----------------------------------------
   Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                       2003           2002
                                                   ------------   ------------
      Net assets
         Registered investment companies
          (mutual funds)                              4,880,722      3,770,151
         Non-employer common stocks                         -          729,033
                                                   ------------   ------------
                                                   $  4,880,722   $  4,499,184
                                                   ============   ============

                            MICREL, INC. 401(k) Plan
                         Notes to Financial Statements
                           December 31, 2003 and 2002
                           _________________________


5.   Nonparticipant-Directed Investments (continued)

                                                         2003
                                                     ------------
      Changes in net assets
         Interest and dividends                      $     34,828
         Net appreciation in fair value of investments    772,511
         Benefits paid to participants                   (416,144)
         Administrative expenses                           (9,657)
                                                     ------------
                                                     $    381,538
                                                     ============

6.   Tax Status
---------------
   The Plan has adopted the Invesmart basic prototype plan. The Internal Revenue Service has determined and informed Invesmart by a letter dated November 19, 2001, that its prototype plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   Related Party Transactions
-------------------------------
   Plan investments are held by Schwab. Schwab is the custodian as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions specifically exempted from the prohibited transaction rules of ERISA.

8.   Plan Termination
---------------------
   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the full value of each participant's account shall become fully vested and nonforfeitable.

                             SUPPLEMENTAL SCHEDULE
                             ---------------------

                                      MICREL, INC. 401(k) PLAN
               Schedule H, Part4, Item 4i - Schedule of Assets (Held At End of Year)
                                   EIN: 94-2526744; Plan No. 001
                                         December 31, 2003
                                       ____________________

                                                          (c)
                    (b)                  Description of Investment including                  (e)
             Identity of Issue,            Maturity Date, Rate of interest,        (d)      Current
(a)  Borrower, Lessor, or Similar Party   Collateral, Par or Maturity Value       Cost       Value
---  ----------------------------------  -----------------------------------  -----------  -----------
 *   Micrel Inc.                         Common Stock                         $   451,604  $   452,007
     Artisan Midcap Fund                 Mutual Fund                          $ 1,368,809  $ 1,458,132
     Buffalo Small Cap Fund              Mutual Fund                          $   899,322  $   955,343
     Columbia Intermediate Bond fund     Mutual Fund                          $ 2,121,309  $ 2,130,464
     Dodge & Cox Stock Fund              Mutual Fund                          $   491,689  $   601,048
     Dreyfus Bond Market Index Fund      Mutual Fund                          $   895,876  $   888,023
     Dreyfus S&P 500 Index Fund          Mutual Fund                          $ 2,460,039  $ 2,574,414
     American Funds EuroPacific
      Growth Fund R4                     Mutual Fund                          $ 1,173,245  $ 1,247,181
    Gabelli Value Fund                   Mutual Fund                          $ 2,435,534  $ 2,559,962
    American Funds Growth Funds of
     America R4                          Mutual Fund                          $ 1,349,689  $ 1,414,930
    Managers Special Equity Fund         Mutual Fund                          $ 1,541,740  $ 1,601,323
    Metlife GIC                          Mutual Fund                          $ 2,940,083  $ 2,952,361


    Royce Premier Fund                   Mutual Fund                          $ 1,351,414  $ 1,388,001
 *  Schwab International Index Fund      Mutual Fund                          $ 1,009,418  $ 1,087,507
 *  Schwab S&P 500 Index Fund E Shares   Mutual Fund                          $   363,566  $   292,179
    Selected American Fund               Mutual Fund                          $ 1,662,708  $ 1,764,413
    SIT US Government Securities Fund    Mutual Fund                          $   516,003  $   516,136
    Van Kampen Growth & Income Fund      Mutual Fund                          $    77,161  $    82,817
    Weitz Partners Value Fund            Mutual Fund                          $ 1,818,122  $ 2,029,245
    Whilshire Target Large Company
     Growth Investment Fund              Mutual Fund                          $   480,768  $   559,304
 *  Schwab Institutional Advantage
     Money Market Fund                   Mutual Fund                          $   357,047  $   357,047
    Cash                                 Cash                                 $   112,173  $   112,173
 *  Participant Loans                    Interest Rates 6.0-11.5%                   N/A    $   837,555


*Indicates a party-in-interest.

                                                                    EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-105862 of Micrel, Incorporated on Form S-8 of our report dated June 25, 2004, appearing in this Annual Report on Form 11-K of Micrel, Inc. 401(k) Plan for the year ended December 31, 2003.


/s/ Armanino McKenna LLP
------------------------
    ARMANINO McKENNA LLP
    San Ramon, California

    June 29, 2004